ALIANZA MINERALS LTD.

Condensed Consolidated Interim Financial Statements

For the six months ended March 31, 2023 and 2022

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

CONTENTS

          Page

Notice of No Auditor Review of Interim Financial Statements3

Condensed Consolidated Interim Financial Statements:

   Statements of Financial Position4

   Statements of Comprehensive Loss5

   Statements of Changes in Shareholders’ Equity6

   Statements of Cash Flows7

   Notes to the Financial Statements8 - 31

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

		March 31,	September 30,
	Note	2023	2022

Assets
Current assets
Cash		$49,350	$403,093
Restricted cash	5(b), (c)	147,674	234,081
Marketable securities	4	12,000	161,799
Receivables		36,897	26,707
Prepaid expenses		37,092	, 107,030
		283,013	932,710
Non-current assets
Exploration and evaluation assets	5	7,049,826	7,025,515
Deposits	6	81,493	94,720
VAT receivables		43,041	41,186
		7,174,360	7,161,421

Total assets		$7,457,373	$8,094,131

Current liabilities
Accounts payable and accrued liabilities		$151,495	$480,299
Due to related parties	9	378,552	385,574
Funds held for optionee	5(b), (c)	147,674	234,081
Flow-through share premium liability	7	-	4,221
		677,721	1,104,175
Shareholders' equity
Share capital	7	24,891,882	24,869,917
Reserves	7, 8	3,745,186	3,745,186
Accumulated other comprehensive loss		(34,334)	(15,526)
Deficit		(21,823,082)	(21,609,621)
		6,779,652	6,989,956

Total shareholders' equity and liabilities		$7,457,373	$8,094,131

Nature of operations and going concern (Note 1)

These consolidated financial statements are authorized for issue by the Board of Directors on May 18, 2023.

On behalf of the Board of Directors:

Director “Jason Weber”                                  Director “Mark T. Brown”

See accompanying notes to the condensed consolidated interim financial statements

`

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited, presented in Canadian Dollars)

		Three months ended March 31,		Six months ended March 31,
	Note	2023	2022	2023	2022

Expenses
Accounting and legal fees	9	$32,065	$64,570	$71,243	$124,808
Investor relations and shareholder information	9	39,611	111,160	83,573	160,247
Office facilities and administrative services	9	4,500	4,500	9,000	9,002
Office expenses		9,011	3,438	13,770	9,199
Property investigation expenses		10,520	8,839	14,925	23,422
Share-based payments	9	-	365,300	-	365,300
Transfer agent, listing and filing fees		15,520	14,090	24,018	23,870
Travel		5,535	7,261	6,409	13,109
Wages, benefits and consulting fees	9	47,239	46,434	78,421	92,714
		(164,001)	(625,592)	(301,359)	(821,671)

Interest income and other income		814	14	1,689	21
Fair value gain (loss) on marketable securities	4	66,716	(65,000)	84,485	(65,000)
Flow-through share premium recovery		-	3,607	4,221	17,246
Foreign exchange gain		5,435	10,163	555	15,329
Gain (loss) on sale of marketable securities		2,736	-	(30,052)	-
Proceeds received in excess of exploration and evaluation asset costs	5	-	264,922	-	264,922
Other income		27,000	-	27,000	-
Net loss for the period		$(61,300)	$(411,886)	$(213,461)	$(589,153)

Other comprehensive loss
Exchange difference arising on the translation of foreign subsidiary		(5,005)	(7,622)	(18,808)	(13,814)
Total comprehensive loss for the period		$(66,305)	$(419,508)	$(232,269)	$(602,967)
Basic and diluted loss per common share		$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted		159,028,753	148,752,829	158,989,275	148,950,655

See accompanying notes to the condensed consolidated interim financial statements

`

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders' warrants	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2021 (Audited)		148,950,655	$ 24,290,287	$ 2,132,792	$ 641,848	$ 455,246	$ (44,933)	$ (19.557,631)	$ 7,917,609
Share-based payments	8(a)			365,300					365,300
Net loss		-	-	-	-	-	(13,814)	(589,153)	(602,967)
Balance, March 31, 2022 (Unaudited)		148,950,655	24,290,287	2,498,092	641,848	455,246	(58,747)	(20,146,784)	7,679,942
Private placements	7(b)(i)	10,000,000	600,000	-	150,000	-	-	-	750,000
Share issue costs	7(b)(i)	-	(20,370)	-	-	-	-	-	(20,370)
Net loss		-	-	-	-	-	43,221	(1,462,837)	(1,419,616)
Balance, September 30, 2022 (Audited)		158,950,655	24,869,917	2,498,092	791,848	455,246	(15,526)	(21,609,621)	6,989,956
Exercise of warrants	6(b)(xv)	439,300	21,965	-	-	-	-	-	21,965
Net loss		-	-	-	-	-	(18,808)	(213,461)	(232,269)
Balance, March 31, 2023 (Unaudited)		159,389,955	$ 24,891,882	$ 2,498,092	$ 791,848	$ 455,246	$ (34,334)	$ (21,823,082)	$ 6,779,652

See accompanying notes to the condensed consolidated interim financial statements

`

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31

(Unaudited, presented in Canadian Dollars)

	Six months ended March 31,
	2023	2022
Cash flows from (used in) operating activities
Net loss for the period	$(213,461)	$(589,153)
Items not affecting cash:
Fair value (gain) loss on marketable securities	(84,485)	65,000
Flow-through share premium recovery	(4,221)	(17,246)
Loss on transfer of marketable securities	30,052	-
Other income	(27,000)	-
Proceeds received in excess of exploration and evaluation asset costs	-	(264,922)
Share-based payments	-	365,300

Changes in non-cash working capital items:
Receivables	46,028	30,464
Due from alliance partner	-	126,047
VAT Receivables	(195)	(387)
Prepaid expenses	49,332	(21,382)
Accounts payable and accrued liabilities	70,486	92,130
Due to related parties	(7,022)	68,507
Funds held for optionee	(86,407)	9,411
Net cash (used in) operating activities	(226,893)	(136,231)

Cash flows from (used in) investing activities
Proceeds from sale of marketable securities	216,232	-
Deposits	12,211	(2,526)
Exploration and evaluation assets, net of recoveries	(449,546)	(202,865)
Net cash (used in) investing activities	(221,103)	(205,391)

Cash flows from financing activities
Proceeds from exercise of warrants	21,965	-
Net cash provided by financing activities	21,965	-

Effect of exchange rate changes on cash	(14,119)	(17,123)
Change in cash for the period	(440,150)	(358,745)
Cash, beginning of the period	637,174	412,676
Cash, end of the period	$197,024	$53,931
Cash comprised of:
Cash	$49,350	$44,520
Restricted Cash	147,674	9,411
	$197,024	$53,391

Supplemental disclosure with respect to cash flows (Note 10)

Cash includes $nil (2022 - $26,300) held to pay for flow-through expenditures. Amounts of $nil (2022 - $2,076) included in accounts payable and accrued liabilities relate to flow-through expenditures.

See accompanying notes to the condensed consolidated interim financial statements

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Alianza Minerals Ltd. (the “Company” or “Alianza”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position. The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

As at March 31, 2023, the Company had working capital deficiency of $394,708 (September 30, 2022: $171,465) and shareholders’ equity of $6,779,652 (September 30, 2022: $6,989,956).

2.BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

2.BASIS OF PREPARATION - continued

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2023 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•Presentation of financial statements

An amendment to IAS 1 was issued in January 2020 and applies to annual reporting periods beginning on or after January 1, 2023. The amendment clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period.

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended September 30, 2022.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended September 30, 2022. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six-month period ended March 31, 2023 are not necessarily indicative of the results that may be expected for the current fiscal year ending September 30, 2023.

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

4.MARKETABLE SECURTIES

On February 3, 2022, the Company received 1,000,000 shares of Allied Copper Corp. (“Allied”) (now known as Volt Lithium Corp.) valued at $225,000 pursuant to an option agreement entered into in 2021 for the Klondike property (Note 5(b)).  On September 8, 2022, the Company received 250,000 Allied shares valued at $42,500 pursuant to an option agreement entered into in 2022 for the Stateline property (Note 5(c)).

On August 8, 2022, the Company paid the finders for the Klondike property by transferring 94,293 Allied shares at a value of $20,800 (US$16,000) with a loss on the transfer of Allied shares of $416 recognized.

On March 29, 2023, the Company received 75,000 shares of Highlander Silver Corp. (“Highlander”) valued at $12,000 pursuant to a data purchase agreement (Note 5 Peru - Others).

The shares are measured and presented at fair value using the observable market share price as at the dates of the statements of financial position. The gain or loss as a result of the re-measurement is recorded in profit and loss.

March 31, 2023	Number of Shares	Cost	Fair Value
Highlander Silver Corp.	75,000	$ 12,000	$ 12,000

September 30, 2022	Number of Shares	Cost	Fair Value
Allied Copper Corp.	1,155,707	$ 246,284	$ 161,799

	March 31, 2023	March 31, 2022
Net changes in fair value of marketable securities through profit and loss
Beginning of the period	$161,799	$-
Shares received	12,000	225,000
Shares sold	(246,284)	-
Change in unrealized gain	84,485	(65,000)
Value at March 31, 2023 and 2022	$12,000	$160,000

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS

The Company typically obtains its mineral exploration rights by way of direct acquisition from government regulatory authorities, outright purchases from third parties, or by entering into option agreements to acquire such rights subject to future consideration, often inclusive of requirements to complete exploration work on such properties.  Such costs, when subsequently incurred by the Company, are also capitalized as non-current assets and included within the Exploration and Evaluation category.  The Company will, and has, also subsequently entered into arrangements with other parties to vend certain of these interests utilizing similar mechanisms, based on management’s assessment of what is advantageous to the Company.

Although the Company has taken steps to verify title to its unproven mineral right interests, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company has mineral property interests in USA (the “USA Properties”) and Yukon Territory of Canada (the “Canada Properties”). Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

Exploration and evaluation assets for the period ended March 31, 2023

	USA				Canada

	Twin Canyon	Klondike	Stateline	Others	Haldane	Others	Total

Balance at September 30, 2022	$651,660	$-	$-	$338,696	$4,963,946	$1,071,213	$7,025,515

Additions during the period
Acquisition costs:
Claim staking	-	-	-	-	-	5,799	5,799
	-	-	-	-	-	5,799	5,799
Exploration expenditures:
Camp, travel and meals	-	14,153	13	-	13,384	-	27,550
Drilling	-	18,511	-	-	-	-	18,511
Field equipment rental	-	7,016	-	-	-	-	7,016
Field supplies and maps	-	147	-	-	297	-	444
Geochemical	-	11,793	-	-	4,900	-	16,693
Geological consulting	788	11,019	11,249	-	42,110	172	65,338
Legal and accounting	1,000	952	2,213	1,279	-	-	5,444
Licence and permits	(98)	(64)	136	(65)	-	7,980	7,889
Management fees	-	6.591	7,443	-	-	-	14,034
Permitting	-	13.117	17,062	-	-	12,000	42,179
Reclamation	-	717	-	-	-	-	717
	1,690	84,257	38,116	1,214	60,691	20,152	206,120
Less:
Recovered exploration expenditures	-	(83,213)	(40,823)	-	-	(55,799)	(179,835)

Net additions	1,690	1,044	(2,707)	1,214	60,691	(29,848)	32,084

Foreign currency translation	(8,272)	1,082	(136)	(447)	-	-	(7,773)

Balance at March 31, 2023	$645,078	$2,126	$(2,843)	$339,463	$5,024,637	$1,041,365	$7,049,826

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

Exploration and evaluation assets for the year ended September 30, 2022

	USA					Canada			Peru

	Horsethief	Twin Canyon	Klondike	Stateline	Others	Haldane	KRL	Others	Yanac	Total

Balance at September 30, 2021	$150,533	$544,274	$49,263	$17,866	$428,519	$4,648,181	$330,269	$1,109,218	$430,236	$7,708,379

Additions during the year
Acquisition costs:
Claim staking	-	-	69	811	-	-	-	-	-	880
Property acquisition	-	20,561	21,931	49,345	-	-	-	-	-	91,837
	-	20,561	22,000	50,156	-	-	-	-	-	92,717
Exploration expenditures:
Aircraft charter	-	-	-	-	-	1,066	-	-	-	1,066
Camp, travel and meals	-	645	50,344	714	-	30,055	-	-	-	81,708
Drilling	-	-	591,169	-	-	55,332	-	-	-	646,501
Field equipment rental	-	-	27,769	-	-	11.731	-	-	-	39,500
Field supplies and maps	-	-	7,462	104	-	786	-	-	-	8,352
Geochemical	-	407	1,535	-	-	-	-	-	-	1,942
Geological consulting	-	8,473	77,439	25,449	5,214	179,177	4,206	-	-	299,958
Legal and accounting	-	3,444	3,729	1,666	2,823	-	-	-	-	11,662
Licence and permits	-	15,870	18,159	8,364	14,869	-	-	1.995	-	59,257
Management fees	-	-	15,078	4,797	-	-	-			19,875
Permitting	-	16,173	98,901	7,722	-	13,823	2,500	-	-	139,119
Reclamation	-	-	10,525	-	-	-	-	-	-	10,525
Reporting, drafting, sampling, and analysis	-	273	205	12,953	-	23,845	-	-	-	37.276
Trenching	-	274	86.340	394	-	-	-	-	-	87,008
	-	45,559	988,655	62,163	22,906	315,765	6.706	1,995	-	1,443,749
Less:
Option payment received		-	(325,000)	(87,500)	-	-	-	-	-	(412,500)
Proceeds received in excess of exploration and evaluation asset costs – recognized as income		-	310,210	31,756	-	-	-	-	-	341,966
Recovered exploration expenditures	-	-	(1,041,494)	(73,168)	(3,304)	-	-	(40,000)	-	(1,157,966)
Write-down of properties	(146,089)	-	-	-	(110,687)	-	(336,975)	-	(444,295)	(1,038,046)

Net additions	(146,089)	66,120	(45,629)	(16,593)	(91,085)	315,765	(330,269)	(38,005)	(444,295)	(730,080)

Foreign currency translation	(4,464)	41,266	(3,634)	(1,273)	1,262	-	-	-	14,059	47.216

Balance at September 30, 2022	$-	$651,660	$-	$-	$338,696	$4,963,946	$-	$1,071,213	$-	$7,025,515

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA

a)Twin Canyon (Colorado)

On June 17, 2020, the Company acquired a lease of the Twin Canyon gold property in southwest Colorado under the following terms:

•Make cash payments of US$26,000 ($34,681) to Myron Goldstein and US$32,000 ($42,685) to Jon Thorson (paid) and issue 250,000 shares to Myron Goldstein and 250,000 shares to Jon Thorson (shares issued);

•500,000 shares on the date that is five business days following the date that the Company, directly or indirectly, stakes any mineral claims adjacent to the property (shares issued);

•500,000 shares on the date that is five business days following the date that the Company enters into a joint venture, option or similar agreement with a third party in respect of the property; and

•500,000 shares on the date that is five business days following the date that the Company, directly or indirectly, commence a drill program in respect of the property.

The Company agreed to assume the terms of Myron Goldstein and Jon Thorson’s commitments under the lease, namely the annual lease payments of US$15,000 for ten years, with the right to extend the lease for two additional terms of ten years each.  The original property owner has a 1.5% NSR on the property, two-thirds (1%) of which is purchasable at any time for US$1,000,000.  If annual NSR payments exceed US$20,000 in a given year, the Company will not have to make the annual US$15,000 lease payment for that year.

As of March 31, 2023, the Company had spent $645,078 (September 30, 2022 - $651,660) on advancing this property, including the acquisition costs.

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

b)Klondike (Colorado)

The Company acquired the Klondike property by staking a 100% interest in this property in Colorado.

On June 7, 2021, the Company and Cloudbreak Discovery PLC (“Cloudbreak”) entered into an agreement whereby either company can introduce projects to a Strategic Alliance. Projects accepted into the Strategic Alliance will be held 50/50 as to beneficial ownership but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. The initial term of the Strategic Alliance is two years and may be extended for an additional two years. The Strategic Alliance is not a separate legal entity of any kind and represents a cost-sharing arrangement only.

The Company and Cloudbreak agreed to accept the Klondike property as part of the Strategic Alliance. During the six months ended March 31, 2023, Cloudbreak was invoiced $nil (US$nil) (2022 - $11,800 [US$9,443]) for reimbursements related to the Klondike property pertaining to the Strategic Alliance.

On December 3, 2021, as amended February 1, 2022, the Company and Cloudbreak entered into an option agreement, pursuant to which it granted Allied an option to earn a 100% interest in the Klondike property. The Company and Cloudbreak are to each receive 50% of the option payments.

Allied can earn a 100% interest in the Klondike property by (i) incurring $4.75 million in exploration expenditures on the property over four years, with expenditure shortfalls able to be paid in cash to the Company and Cloudbreak, (ii) issuing 7 million common shares over two years, (iii) making cash payments totaling $400,000 over four years and (iv) issuing 3,000,000 warrants exercisable for a three-year term at a price equal to the greater of (i) $0.23 and (ii) the 10-day VWAP of Allied’s common shares at the time of the issuance, as follows:

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

b)Klondike (Colorado) – continued

Date/Period	Expenditures	Option Payment
		Cash	Shares	Warrants
On the Effective Date	None	$50,000 (Company’s portion of $25,000 received)	None	None
On the Closing Date (February 3, 2022)	None	$150,000 (Company’s portion of $75,000 received)	2,000,000 (Company’s portion of 1,000,000 shares received)	None
On or before 1st anniversary of the Closing Date	$500,000	None	2,000,000	None
On or before 2nd anniversary of the Closing Date	$750,000	None	3,000,000	None
On or before 3rd anniversary of the Closing Date	$1,500,000	$100,000	None	3,000,000
On or before 4th anniversary of the Closing Date	$2,000,000	$100,000	None	None

Upon Allied’s completion of these option agreement obligations, the Strategic Alliance will transfer a 100% interest in the Klondike property to Allied.

The Strategic Alliance will retain a 2% net smelter royalty which is subject to a buy down provision where Allied may, at its discretion, repurchase half of the royalty for $1,500,000 within 30 days of commercial production.

If Allied files on SEDAR an NI 43-101 technical report establishing the existence of a resource on any portion of the Klondike Property of at least 50,000,000 tonnes of either copper or copper equivalent at a minimum cut-off grade of 0.50% copper or copper equivalent and categorized as a combination of inferred resources, indicated resources and measured resources, then Allied will issue an additional 3,000,000 warrants exercisable for a three year term at a price equal to the greater of (i) $0.23 and (ii) the 10-day VWAP of Allied’s common shares at the time of the issuance.

On February 2, 2023, Allied terminated the option agreement and the Company and Cloudbreak now retain a 100% interest in this property.

As at March 31, 2023, Allied had forwarded a total of $1,239,280 (US$915,747) for reimbursements related to the Klondike property and the Company held $140,574 (US$103,875) (September 30, 2022 - $226,663 [US$165,364]) of restricted cash on behalf of Allied to be spent on the Klondike property, which is recorded as restricted cash.

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

c)Stateline (Colorado and Utah)

The Company acquired the Stateline property by staking a 100% interest in this property in Colorado and Utah.

The Company and Cloudbreak agreed to accept the Stateline property as part of the Strategic Alliance. During the six months ended March 31, 2023, Cloudbreak was invoiced $nil (US$nil) (2022 - $18,455 [US$14,796]) for reimbursements related to the Stateline property pertaining to the Strategic Alliance.

On February 9, 2022, the Company and Cloudbreak entered into an option agreement with Allied to explore the Stateline property with the following terms where the Company and Cloudbreak will each receive 50% of the option payments:

Allied can earn a 100% interest in the Stateline property by (i) incurring $3.75-million in exploration expenditures on the property over four years, with expenditure shortfalls able to be paid in cash to the Company and Cloudbreak, (ii) issuing 4.25 million common shares and (iii) making cash payments totaling $315,000 over three years, as follows.

Date/Period	Expenditures	Option Payment
		Cash	Shares
On the Effective Date	None	$40,000 (Company’s portion of $20,000 received)	None
On the Closing Date (September 8, 2022)	None	$50,000 (Company’s portion of $25,000 received)	500,000 (Company’s portion of 250,000 shares received)
On or before 1st anniversary of the Closing Date	$500,000	$50,000	750,000
On or before 2nd anniversary of the Closing Date	$750,000	$75,000	1,500,000
On or before 3rd anniversary of the Closing Date	$1,000,000	$100,000	1,500,000
On or before 4th anniversary of the Closing Date	$1,500,000	None	None

The Strategic Alliance will retain a 2% net smelter royalty which is not subject to a buy down provision.

If Allied acquires additional mineral tenures within the Area of Interest (the “AOI”), it will issue the Strategic Alliance additional common shares on a sliding scale that is proportional to the area of the acquired mineral tenures. Conversely, if the Strategic Alliance acquires mineral tenures within the AOI, it will first offer them to Allied and be compensated on that same sliding scale, should Allied choose to acquire them.

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

c)Stateline (Colorado and Utah) – continued

As of March 31, 2023, Allied had forwarded a total of $100,175 (US$74,023) for reimbursements related to the Stateline property. The Company held $7,100 (US$5,246) (September 30, 2022 - $7,418 [US$5,412]) of restricted cash on behalf of Allied to be spent on the Stateline property, which is recorded as restricted cash.

d)Others in USA:

Horsethief (Nevada)

On January 27, 2015, the Company signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares to Sandstorm and granting a net smelter returns royalty ranging from 0.5% to 1.0%. The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties. In 2015 and 2016, the Company dropped four of the gold properties.  The properties retained are:

•Horsethief (dropped during the year ended September 30, 2022)

•Bellview (discussed below under “Others – Bellview (Nevada)” section) (dropped during the year ended September 30, 2022)

•East Walker (discussed below under “Others – East Walker (Nevada)” section)

•Ashby (discussed below under “Others – Ashby (Nevada)” section)

During the year ended September 30, 2022, the Company dropped the Horsethief property and wrote off $146,089 of capitalized exploration and evaluation costs.

Bellview (Nevada)

The Bellview property is located in White Pine County Nevada, near the Bald Mountain Gold Mine.  A 2% NSR is payable to a previous owner of the property and a 1% NSR is payable to Sandstorm from production from all the claims on the property.

During the year ended September 30, 2022, the Company dropped the Bellview property and wrote off $110,687 of capitalized exploration and evaluation costs.

East Walker (Nevada)

The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to NER from production from some claims on the property and a 1% NSR is payable to Sandstorm from all the claims on the property.

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

d)Others in USA: - continued

Ashby (Nevada)

On August 2, 2017, the Company signed an exploration lease agreement to lease the Ashby gold property to Nevada Canyon Gold Corp. (“Nevada Canyon”). Under the terms of the agreement, Nevada Canyon made a US$1,000 payment on signing, will make annual payments of US$2,000 and will grant a 2% Net Smelter Royalty (“NSR”) on future production from the Lazy 1-3 claims comprising the Ashby property. Nevada Canyon will also be responsible for all claim fees and certain reclamation work to be undertaken on the property. The initial term of the lease is 10 years and can be extended for an additional 20 years.

A 2% NSR is payable to NER and a 1% NSR is payable to Sandstorm on production from the property.

During the year ended September 30, 2022, Nevada Canyon reimbursed the Company $3,304 which includes US$543 for the 2022 annual property claim fee and US$2,000 for the 2022 annual payment.

BP (Nevada)

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA.  A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferred the NSR right to Almadex.

In 2017, the Company acquired new ground by staking an additional 48 BLM Iode mining claims at the BP property.

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

Canada

e)Haldane (Yukon)

On March 2, 2018, the Haldane property was purchased from Equity Exploration Consultants Ltd. (“Equity”), and is located in Yukon Territory, Canada. Equity has a 2% NSR royalty on the Haldane property.

The Company purchased the Haldane property from Equity for the following consideration:

•issue 2 million shares to Equity upon receipt of TSX-Venture approval (shares issued);

•make two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019 (paid);

•make a final $100,000 cash payment or issue the number of shares of equivalent value at the Company’s election, on June 30, 2019 ($25,000 paid and shares of $75,000 issued); and

•make bonus share payments to Equity:

oissue 250,000 shares to Equity upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

o500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

On April 12, 2018, the Company purchased the Nur, Clarkston and Fara claims which are contiguous to and grouped with the Haldane property from the estate of Yukon prospector John Peter Ross (the “Estate”) for the following consideration:

•issue 100,000 shares to the Estate upon receipt of TSX-Venture approval (shares issued);

•make cash payment of $10,000 to the Estate by June 30, 2018 (paid);

•make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2019;

•make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2020;

•make cash payment of $25,000 (paid) and issue 150,000 shares (issued) to the Estate by April 12, 2021; and

•make bonus share payments to the Estate as follows:

oissue 250,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

o500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

As of March 31, 2023, the Company had spent $5,024,637 (September 30, 2022 - $4,963,946) on advancing this property, including the acquisition costs.

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

e)Others in Canada:

Tim (Yukon)

On January 24, 2020, the Company entered into an option agreement with a wholly owned subsidiary of Coeur Mining Inc. (“Coeur”) to explore the Tim property in southern Yukon.

Coeur can earn an initial 51% interest in the Tim property by (i) financing $3.55-million in exploration over five years and (ii) making scheduled cash payments totalling $275,000 over five years as follows.

Date/Period	Expenditures	Option Payment
On the Effective Date	None	$10,000 (received)
On or before 1st anniversary of the Class 1 Notification Date	$50,000	$15,000 (received)
On or before 2nd anniversary of the Class 1 Notification Date	$500,000	$25,000 (received)
On or before 3rd anniversary of the Class 1 Notification Date	$500,000	$50,000 (received)
On or before 4th anniversary of the Class 1 Notification Date	$1,000,000	$75,000
On or before 5th anniversary of the Class 1 Notification Date	$1,500,000	$100,000

(*) Class 1 Notification Date is December 16, 2020.

As of the 2nd Anniversary of the Class 1 Notification Date, Coeur had only made exploration expenditures totalling $377,702 of the $550,000 required under the agreement due to the delays in receiving a Class 3 exploration permit that would allow for a drill program at Tim. Alianza has deferred the requirement and rolled it into the 3rd Anniversary exploration requirements. Coeur will add the remaining $172,298 in expenditures to the $500,000 requirement for the current year, once the Class 3 exploration permit has been received.

After earning an initial 51% interest in the property, to increase its interest to 80%, Coeur must finance a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as pay an additional $300,000 to the Company as follows:

Date/Period	Option Payment
On or before 6th anniversary of the Class 1 Notification Date	$100,000
On or before 7th anniversary of the Class 1 Notification Date	$100,000
On or before 8th anniversary of the Class 1 Notification Date	$100,000

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

f)Others in Canada: – continued

White River (Yukon)

In 2010, the Company acquired the White River property through staking.  The White River property is located in the Yukon Territory, northwest of Whitehorse.

Goz Creek and MOR (Yukon)

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and Almaden assigned the 2% NSR royalty on future production from these mineral claims to Almadex:

•Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

As of March 31, 2023, the Company had spent $1,041,365 (September 30, 2022 - 1,071,213) on advancing these properties, net of recoveries.

KRL (British Columbia)

On September 1, 2018, the Company optioned the KRL property from prospector Bernie Kreft (“Kreft”), and is located in British Columbia’s prolific Golden Triangle, Canada. Kreft has a 1% NSR royalty on the KRL property.

The Company optioned the KRL property from Kreft for the following consideration:

•make cash payments of $10,000 (paid) and issue 100,000 shares to Kreft upon receipt of TSX-Venture approval (issued);

•make cash payments of $15,000 to Kreft by October 15, 2018 (paid);

•make cash payments of $5,000 by October 31, 2019 (paid) and a further $20,000 by January 1, 2020 (paid) and issue 100,000 shares (issued) to Kreft by September 30, 2019;

•make cash payments of $50,000 (paid) and issue 200,000 shares (issued) to Kreft by September 30, 2020;

•make cash payments of $50,000 (paid) and issue 200,000 shares (issued) to Kreft by September 30,2021;

•make cash payments of $100,000 and issue 200,000 shares to Kreft by September 30,2022; and

•make bonus share payments to Kreft as follows:

oissue additional shares upon the disclosure of an NI43-101 inferred resource estimate equal to 1 share per ounce of inferred resource, to a maximum of 350,000 shares; and

o500,000 shares to be issued on the commencement of commercial production.

During the year ended September 30, 2022, the Company dropped the KRL property and wrote off $336,975 of capitalized exploration and evaluation costs.

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

Peru

Yanac

On April 29, 2015, the Company acquired the Yanac property which is located in Chincha region of the Department of Ica, south-central Peru.

On February 27, 2013, Cliffs Natural Resources Exploration Inc., a wholly owned subsidiary of Cliffs Natural Resources Inc. (“Cliffs”) and the Company’s wholly-owned subsidiary entered into a Limited Liability Company Membership Agreement (“agreement”) in respect of the Yanac property. In December 2015, Cliffs’ interest in Yanac was acquired by 50 King Capital Exploration Inc. (“50 King”), a private company, which took over all previous obligations of Cliffs.

On July 6, 2016, 50 King terminated the agreement, retaining only a 0.5% net smelter royalty (“NSR”) on the Yanac property based on prior expenditures and transferred the ownership of the property back to the Company.

During the year ended September 30, 2022, the Company dropped Yanac property and wrote off $444,295 of capitalized exploration and evaluation costs.

Others:

On March 23, 2023, the Company sold its project data associated with the La Estrella project in Peru to Highlander in consideration for the payment of $15,000 (subsequently received) and the issuance of 75,000 common shares of Highlander (received) (Note 4).

The Company holds a 1.08% Net Smelter Royalty on the Pucarana project in central Peru.

Mexico

The Company holds a 1% Net Smelter Royalty on certain Mexican properties which is capped at $1,000,000.

6.DEPOSITS

As of March 31, 2023, the Company has a US$60,218 ($81,493) performance bond with the State of Colorado Board of Land Commissioners and Colorado Division of Reclamation, Mining and Safety for the Klondike property, Stateline property and Twin Canyon property (September 30, 2022 - US$58,218 ($79,799)) and a $nil reclamation bond with the Ministry of Energy, Mines and Low Carbon Innovation for the KRL property (September 30, 2022 - $14,921).

7.SHARE CAPITAL

a)Authorized:

As at March 31, 2023, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

7.SHARE CAPITAL - continued

b)Issued:

During the year ended September 30, 2022, the Company:

i)Completed a non-brokered private placement on May 19, 2022 by issuing 10,000,000 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $750,000. Each Unit consists of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.125. Under the residual value approach, $150,000 was assigned to the warrant component of the Units. The Company incurred share issue costs of $20,370 in connection with this financing.

During the six months ended March 31, 2023, the Company:

ii)Issued common shares pursuant to the exercise of 439,300 warrants for cash proceeds of $21,965.

8.STOCK OPTIONS AND WARRANTS

a)Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3-month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

Stock option transactions and the number of stock options for the six months ended March 31, 2023 are summarized as follows:

Expiry date	Exercise price	September 30, 2022	Granted	Exercised	Expired / cancelled	March 31, 2023
March 14, 2023	$0.10	840,000	-	-	(840,000)	-
July 30, 2024	$0.10	1,725,000	-	-	-	1,725,000
October 15, 2025	$0.14	2,005,000	-	-	-	2,005,000
January 18, 2027	$0.10	5,800,000	-	-	-	5,800,000
March 17, 2027	$0.10	500,000	-	-	-	500,000
Options outstanding		10,870,000	-	-	(840,000)	10,030,000
Options exercisable		10,870,000	-	-	(840,000)	10,030,000
Weighted average exercise price		$0.11	$Nil	$Nil	$0.10	$0.11

As at March 31, 2023, the weighted average contractual remaining life of options is 3.14 years (September 30, 2022 – 3.39 years).  The weighted average fair value of stock options granted during the six months ended March 31, 2023 was $nil (2022 - $0.06).

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2022 are summarized as follows:

Expiry date	Exercise price	September 30, 2021	Granted	Exercised	Expired / cancelled	September 30, 2022
March 14, 2023	$0.10	840,000	-	-	-	840,000
July 30, 2024	$0.10	1,725,000	-	-	-	1,725,000
October 15, 2025	$0.14	2,005,000	-	-	-	2,005,000
January 18, 2027	$0.10	-	5,800,000	-	-	5,800,000
March 17, 2027	$0.10	-	500,000	-	-	500,000
Options outstanding		4,570,000	6,300,000	-	-	10,870,000
Options exercisable		4,570,000	6,300,000	-	-	10,870,000
Weighted average exercise price		$0.12	$0.10	$Nil	$Nil	$0.11

The weighted average assumptions used to estimate the fair value of options for the six months ended March 31, 2023 and 2022 were as follows:

	March 31, 2023	March 31, 2022
Risk-free interest rate	n/a	1.32% - 1.34%
Expected life	n/a	5 years
Expected volatility	n/a	104.30% - 104.41%
Expected dividend yield	n/a	nil

b)Warrants

The continuity of warrants for the six months ended March 31, 2023 is as follows:

Expiry date		Exercise price	September 30, 2022	Issued	Exercised	Expired	March 31, 2023
October 9, 2022		$0.20	3,835,186	-	-	(3,835,186)	-
March 15, 2023	(a)	$0.05	19,100,000	-	(439,300)	(18,660,700)	-
May 19, 2025		$0.125	5,000,000	-	-	-	5,000,000
March 15, 2025	(b)	$0.10	-	439,300	-		439,300
Outstanding			27,935,186	439,300	(439,300)	(22,495,886)	5,439,300
Weighted average exercise price			$0.12	$0.10	$0.05	$0.08	$0.12

(a)On February 15, 2023, the exercise price of the 19,100,000 warrants was amended from $0.10 to $0.05 and the expiry date was extended to March 15, 2023.

(b)Pursuant to the warrant incentive program, 439,300 warrants were exercised for 439,300 common shares and 439,300 incentive warrants at a price of $0.10 expiring on March 15, 2025.

As at March 31, 2023, the weighted average contractual remaining life of warrants is 2.12 years (September 30, 2022 – 0.75 years).

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

b)Warrants – continued

The continuity of warrants for the year ended September 30, 2022 is as follows:

Expiry date	Exercise price	September 30, 2021	Issued	Exercised	Expired	September 30, 2022
July 9, 2022	$0.10	11,350,000	-	-	(11,350,000)	-
October 9, 2022	$0.20	3,835,186	-	-	-	3,835,186
February 25, 2023	$0.10	19,100,000	-	-	-	19,100,000
May 19, 2025	$0.125	-	5,000,000	-	-	5,000,000
Outstanding		34,285,186	5,000,000	-	(11,350,000)	27,935,186

c)Finder’s warrants

The continuity of finder’s warrants for the six months ended March 31, 2023 is as follows:

Expiry date	Exercise price	September 30, 2022	Issued	Exercised	Expired	March 31, 2023
October 9, 2022	$0.135	1,339,036	-	-	(1,339,036)	-
June 14, 2023	$0.12	665,583	-	-	-	665,583
Outstanding		2,004,619	-	-	(1,339,036)	665,583
Weighted average exercise price		$0.13	$Nil	$Nil	$0.135	$0.12

As at March 31, 2023, the weighted average contractual remaining life of finder’s warrants is 0.21 years (September 30, 2022 – 0.25 years).

The continuity of finder’s warrants for the year ended September 30, 2022 is as follows:

Expiry date	Exercise price	September 30, 2021	Issued	Exercised	Expired	September 30, 2022
October 9, 2022	$0.135	1,339,036	-	-	-	1,339,036
June 14, 2023	$0.12	665,583	-	-	-	665,583
Outstanding		2,004,619	-	-	-	2,004,619
Weighted average exercise price		$0.13	$Nil	$Nil	$Nil	$0.13

The weighted average assumptions used to estimate the fair value of finder’s warrants for the six months ended March 31, 2023 and 2022 were as follows:

	March 31, 2023	March 31, 2022
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended March 31, 2023
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 81,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 81,000
Rob Duncan VP of Exploration	$ 75,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 75,000

For the six months ended March 31, 2022
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 81,000	$ Nil	$ Nil	$ Nil	$ 59,000	$ 140,000
Rob Duncan VP of Exploration	$ 75,000	$ Nil	$ Nil	$ Nil	$ 44,250	$ 119,250
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
Mark T. Brown Director (a)	$ Nil	$ Nil	$ Nil	$ Nil	$ 44,250	$ 44,250
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 29,500	$ 29,500
John Wilson Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 14,750	$ 14,750
Sven Gollan Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 23,100	$ 23,100

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

9.RELATED PARTY TRANSACTIONS - continued

Related party transactions and balances

		Six months ended		Balance due
	Services	March 31, 2023	March 31, 2022	As at March 31, 2023	As at September 30, 2022
Amounts due to:
Jason Weber	Consulting fee and share-based payment	$ 81,000	$ 140,000	$ Nil	$ Nil

Rob Duncan	Consulting fee and share-based payment	$ 75,000	$ 119,250	$ Nil	$ Nil

Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 76,500	$ 106,500	$ 378,552 (b)	$ 379,717 (b)
Mark Brown	Expenses reimbursement	$ Nil	$ Nil	$ Nil	$ 5,857
TOTAL:		$ 232,500	$ 365,750	$ 378,552	$ 385,574

(a)The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b)Includes a $63,465 advance (September 30, 2022 - $49,465) that is non-interest bearing without specific terms of repayment.

10.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the six months ended March 31, 2023 were as follows:

•$1,893 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities; and

•$32,750 in share issue costs was included in due to related parties.

The significant non-cash investing and financing transactions during the six months ended March 31, 2022 were as follows:

•As of March 31, 2022, a total of $31,914 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities and $4,546 in exploration and evaluation asset costs was included in due to related parties;

•As of March 31, 2022, a total of $32,750 in share issue costs was included in due to related parties; and

•The Company recorded $225,000 in marketable securities related to the shares received for the Klondike property.

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

11.SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	March 31, 2023	September 30, 2022
Non-current assets
USA	$1,065,317	$1,070,155
Peru	43,041	41.186
Canada	6,066,002	6,050,080
	$7,174,360	$7,161,421

12.FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the US dollar and the Peruvian nuevo sol over the Canadian dollar would not significantly affect the Company.

(b)Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

(c)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company does not have sufficient cash to settle its current liabilities, and further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at March 31, 2023, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

12.FINANCIAL INSTRUMENTS – continued

(d)Market risk – continued

The Company owns available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)Interest rate risk

As at March 31, 2023, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits. A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

ii)Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and Peruvian nuevo sol, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

`

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

12.FINANCIAL INSTRUMENTS – continued

The following table sets forth the Company’s financial assets measured at amortized cost by level within the fair value hierarchy.

As at March 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$49,350	$-	$-	$49,350
Restricted cash	147,674	-	-	147,674

As at September 30, 2022	Level 1	Level 2	Level 3	Total
Assets:
Cash	$403,093	$-	$-	$403,093
Restricted cash	234,081	-	-	234,081

13. MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2022.

14. CONTINGENT LIABILITIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 ($193,000 for 2014 and $370,000 for 2015) related to properties that were held by Minera Tarsis, S.A. de C.V., which the Company had applied to wind up, and $203,000 ($63,000 for 2014 and $140,000 for 2015) related to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties, Yago, Mezquites and San Pedro, to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

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